UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ZAZA ENERGY CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98919T 100

(CUSIP Number)

Todd Alan Brooks 1301 McKinney Street, Suite 2850 Houston, Texas 77010 713-595-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98919T 100	Page 2 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Blackstone Oil & Gas, LLC (26-1891683)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,547,283
	8	SHARED VOTING POWER 45,094,568
	9	SOLE DISPOSITIVE POWER 22,547,283
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,641,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 98919T 100	Page 3 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Todd Alan Brooks Non Exempt Trust (76-6225850)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,547,283
	8	SHARED VOTING POWER 45,094,568
	9	SOLE DISPOSITIVE POWER 22,547,283
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,641,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 98919T 100	Page 4 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Todd Alan Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen, resides in Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,547,283
	8	SHARED VOTING POWER 45,094,568
	9	SOLE DISPOSITIVE POWER 22,547,283
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,641,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98919T 100	Page 5 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lara Energy, Inc. (75-2473045)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,547,284
	8	SHARED VOTING POWER 45,094,567
	9	SOLE DISPOSITIVE POWER 22,547,284
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,641,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 98919T 100	Page 6 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John E. Hearn, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen, resides in Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,547,284
	8	SHARED VOTING POWER 45,094,567
	9	SOLE DISPOSITIVE POWER 22,547,284
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,641,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98919T 100	Page 7 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Omega Energy Corp. (74-2685513)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,547,284
	8	SHARED VOTING POWER 45,094,567
	9	SOLE DISPOSITIVE POWER 22,547,284
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,641,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 98919T 100	Page 8 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gaston L. Kearby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen, resides in Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,547,284
	8	SHARED VOTING POWER 45,094,567
	9	SOLE DISPOSITIVE POWER 22,547,284
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,641,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Filed Pursuant to Rule 13d-1

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of ZaZa Energy Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1301 McKinney Street, Suite 2850, Houston, Texas 77010.

ITEM 2.	Identity and Background.

(a)	Name. Blackstone Oil & Gas, LLC (“Blackstone”), Lara Energy, Inc. (“Lara Energy”), Omega Energy Corp. (“Omega”), the Todd Alan Brooks Non Exempt Trust (the “Trust”), Todd Alan Brooks, John E. Hearn, Jr. and Gaston L. Kearby are filing this Schedule 13D (together, the “Reporting Persons”). Blackstone is a Texas limited liability company and is 100% owned by the Trust. Todd Alan Brooks is the trustee of the Trust. Lara Energy is a Texas corporation and is 100% owned by John E. Hearn, Jr. Omega is a Texas corporation and is 100% owned by Gaston L. Kearby.

(b)	Business Address. The principal business address for Blackstone, Lara Energy, Omega, Todd Alan Brooks, John E. Hearn, Jr. and Gaston L. Kearby is 1301 McKinney Street, Suite 2850, Houston, Texas 77010. The principal business address for the Trust is 2727 Allen Parkway, Suite 1700, Houston, Texas 77019.

(c)	Principal Business/Occupation or Employment. The principal business of Blackstone, Lara Energy and Omega is in the oil and gas industry. The Trust is a testamentary trust and does not actively engage in conducting any business. The Trust only owns investment assets and holding companies, including 100% of the equity of Blackstone. The principal employment of Todd Alan Brooks, John E. Hearn, Jr. and Gaston L. Kearby is with the Issuer, which is also engaged in business in the oil and gas industry.

(d) and (e)	Proceedings. During the previous five (5) years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	State of Organization/Citizenship. Blackstone is a Texas limited liability company. Both Lara Energy and Omega are Texas corporations. The Trust is not organized in any state. Each of Todd Alan Brooks, John E. Hearn, Jr. and Gaston L. Kearby is a citizen of the United States and resides in the state of Texas.

ITEM 3.	Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D, Blackstone is the beneficial owner of 22,547,283 shares of the Common Stock of the Issuer, Lara Energy is the beneficial owner of 22,547,284 shares of the

Common Stock of the Issuer and Omega is the beneficial owner of 22,547,284 shares of the Common Stock of the Issuer, and each of them may be deemed to be the beneficial owner of the others’ shares of Common Stock of the Issuer as a result of the Stockholders’ Agreement described below, which beneficial ownership is hereby disclaimed. Pursuant to the terms of that certain Agreement and Plan of Exchange and Contribution, dated August 9, 2011, as amended (the “Merger Agreement”), by and among Toreador Resources Corporation (“Toreador”), ZaZa Energy, LLC, Thor Merger Sub Corporation and the Issuer, and in exchange for their respective membership interests in ZaZa Energy, LLC, each of the three members of ZaZa Energy, LLC (Blackstone, Lara Energy and Omega) received 25,325,617 shares of the Common Stock of the Issuer and the remaining 25,325,617 shares of the Common Stock of the Issuer were distributed to the former public stockholders of Toreador upon the closing of the transactions contemplated by the Merger Agreement on February 21, 2012. On February 22, 2012, Blackstone sold 2,778,334 shares of the Common Stock of the Issuer, Lara Energy sold 2,778,333 shares of the Common Stock of the Issuer and Omega sold 2,778,333 shares of the Common Stock of the Issuer to various persons in private resale transactions. As a result of these transactions, Blackstone is the beneficial owner of 22,547,283 shares of the Common Stock of the Issuer, Lara Energy is the beneficial owner of 22,547,284 shares of the Common Stock of the Issuer and Omega is the beneficial owner of 22,547,284 shares of the Common Stock of the Issuer as of the date of this Schedule 13D.

ITEM 4.	Purpose of Transaction.

The Shares were acquired by Blackstone, Lara Energy and Omega in connection with the merger of ZaZa Energy, LLC and Toreador that was completed on February 21, 2012 in accordance with the terms of the Merger Agreement. The Reporting Persons do not have any current plans or proposals which relate to or would result in:

•

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (other than the dispositions that took place on February 22, 2012, as described above);

•	any extraordinary corporate transaction (other than the merger of ZaZa Energy, LLC and Toreador), such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

•

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than as described in the Merger Agreement;

•	any material change in the present capitalization or dividend policy of the Issuer;

•

any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•

changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person (other than certain changes to the Issuer’s bylaws which took place in connection with the merger that completed on February 21, 2012 pursuant to the terms of the Merger Agreement);

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.	Interests in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Securities. Each of Blackstone, the Trust and Todd Alan Brooks is the beneficial owner of 22,547,283 shares of the Common Stock of the Issuer, each of Lara Energy and John Hearn is the beneficial owner of 22,547,284 shares of the Common Stock of the Issuer and each of Omega and Gaston Kearby is the beneficial owner of 22,547,284 shares of the Common Stock of the Issuer, representing in each case 22.3% of the total number of issued and outstanding shares of Common Stock of the Issuer. In addition, each set of beneficial owners described above may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the other two sets of beneficial owners described above as a result of the Stockholders’ Agreement described below, resulting in beneficial ownership of 67,641,851 shares of Common Stock of the Issuer, representing 66.8% of the total number of issued and outstanding shares of Common Stock of the Issuer. Each Reporting Person disclaims such additional beneficial ownership.

(b)	Power to Vote and Dispose. Each of Blackstone, the Trust and Todd Alan Brooks has sole voting and dispositive power over 22,547,283 shares of Common Stock of the Issuer and shared voting power over 45,094,567 shares of Common Stock of the Issuer. Each of Lara Energy and John E. Hearn, Jr. has sole voting and dispositive power over 22,547,284 shares of Common Stock of the Issuer and shared voting power over 45,094,567 shares of Common Stock of the Issuer. Each of Omega and Gaston L. Kearby has sole voting and dispositive power over 22,547,284 shares of Common Stock of the Issuer and shared voting power over 45,094,567 shares of Common Stock of the Issuer.

(c)	Transactions Within the Past 60 Days. Except as noted herein, each of the Reporting Persons has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

Each of Blackstone, Lara Energy and Omega is a party to that certain Stockholders’ Agreement, dated August 9, 2011, by and among the Issuer, Blackstone, Lara Energy, Omega and the Other Stockholders (as such term is defined therein), which became effective upon the consummation of the transactions contemplated by the Merger Agreement on February 21, 2012.

Pursuant to the stockholders’ agreement and the form of amended and restated bylaws of the Issuer, for the three years following the closing, Blackstone, Lara Energy and Omega are entitled to designate a proportional number of directors to the Board of the Issuer (but not more than seven) based upon their (and their permitted transferees’) respective percentage ownership of the Issuer. Pursuant to the stockholders’ agreement, for three years after closing, in connection with each annual meeting of the stockholders of the Issuer, or special meeting calling for the election of directors, Blackstone, Lara Energy and Omega and their permitted transferees will have the right to nominate a number of directors of the Issuer in proportion to their percentage ownership of shares of the Common Stock of the Issuer, and a three member nominating committee, two of the members of which will be the initial Toreador designees or their successors, will nominate the remaining number of directors for election at the annual meeting. Blackstone, Lara Energy and Omega have agreed to vote their shares in favor of the individuals nominated and not to vote in favor of the removal of any such individuals in accordance with the foregoing. If, prior to the third anniversary of the closing, there is a death, resignation, retirement or removal of a director or other vacancy on the board of directors of the Issuer, Blackstone, Lara Energy and Omega will have the right to fill any vacancy such that the percentage of directors appointed by Blackstone, Lara and Omega is proportional to the percentage ownership of shares of Common Stock of the Issuer held by Blackstone, Lara and Omega and their respective permitted transferees, and the nominating committee will have the right to fill any other vacancy.

ITEM 7.	Material to be Filed as Exhibits.

No.	Document

1.	Joint Filing Agreement

2.	Merger Agreement (filed as Exhibit 2.1 to Toreador’s Current Report on Form 8-K filed August 10, 2011 and incorporated herein by reference)

3.	Stockholders’ Agreement (filed as Exhibit 2.4 to Toreador’s Current Report on Form 8-K filed August 10, 2011 and incorporated herein by reference)

After reasonable inquiry, and to the best of the knowledge and belief of each of the Reporting Persons, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date: March 2, 2012

BLACKSTONE OIL & GAS, LLC

By:	/s/ Todd Alan Brooks
Todd Alan Brooks, President

TODD ALAN BROOKS NON EXEMPT TRUST

By:	/s/ Todd Alan Brooks
Todd Alan Brooks, Trustee

/s/ Todd Alan Brooks
Todd Alan Brooks

LARA ENERGY, INC.

By:	/s/ John E. Hearn, Jr.
John E. Hearn, Jr., President

/s/ John E. Hearn, Jr.
John E. Hearn, Jr.

OMEGA ENERGY CORP.

By:	/s/ Gaston L. Kearby
Gaston L. Kearby, President

/s/ Gaston L. Kearby
Gaston L. Kearby

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

INDEX OF EXHIBITS

No.	Document

1.	Joint Filing Agreement

2.	Merger Agreement (filed as Exhibit 2.1 to Toreador’s Current Report on Form 8-K filed August 10, 2011 and incorporated herein by reference)

3.	Stockholders’ Agreement (filed as Exhibit 2.4 to Toreador’s Current Report on Form 8-K filed August 10, 2011 and incorporated herein by reference)